SUB-ITEM 77D ? Policies With Respect to Security
Investments


Effective June 23, 2011, the principal investment strategies and techniques of the SunAmerica Senior
Floating Rate Fund (the ?Fund?) were revised to permit the Fund to purchase both investment grade and high yield fixed income securities and money market instruments, although the Fund may not invest more than 10% of its total assets in high yield fixed income securities.